March 15, 2022

Via Edgar

Mr. Jay Ingram

Ms. Jennifer Angelini

Ms. Melissa Gilmore

Mr. Martin James

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E

Washington, DC 20549

Re:	Kandi Technologies Group, Inc.
Form 10-K for the Year Ended December 31, 2020
Form 10-Q for the Quarter Ended June 30, 2021
File No. 001-33997

Ladies and Gentlemen:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated October 26, 2021 (the “Comment Letter”), to Kandi Technologies Group, Inc. (the “Company” or “Kandi”) with respect to the Form 10-K for the Year Ended December 31, 2020 (the “Annual Report”) and Form 10-Q for the Quarter Ended June 30, 2021 (the “Quarterly Report”).

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Form 10-K for the Year Ended December 31, 2020

General

1.	To the extent the comments contained in our letter dated October 26, 2021 relating to the Form F-4 filed by Kandi Technologies, Inc. (File No. 333-259881), including comments 1-11, apply to the disclosure contained in the Form 10-K, which you incorporate by reference to the Form F-4, please make appropriate and corresponding revisions.

Response: In response to the Staff’s comments, we have made appropriate and corresponding revisions in page 18 to 21 of the annual report on Form 10-K for the fiscal year ended December 31, 2021 to address the applicable comments in the letter dated October 26, 2021 relating to the Form F-4.

Item 1

Business, page 1

2.	We note your website currently offers potential customers the ability to reserve a neighborhood or off-road electric vehicle. Please revise your disclosure to describe the reservation, order, and sale process. Indicate what obstacles must be overcome to start vehicle deliveries, and estimate when these will start. Disclose whether and how the final models will differ from the prototypes shown on your website.

Response: In response to the Staff’s comment, the Company refers the staff to pages 6 and 10 of the annual report on Form 10-K for fiscal year ended December 31, 2021.

3.	Please revise your disclosure to more fully describe your principal products and services, their markets, and distribution methods. See Item 101(h)(4)(i)-(iii) of Regulation S-K. Please also address the following:

●	Clarify the development and production status of your electric vehicle models (K23, K27, and K32);

●	Identify whether you have made sales and deliveries of the K23, K27, and K32 in each of your key markets;

●	Describe the “nationwide sales channels” of SC Autosports, LLC, and, if different, your authorized dealer network; and

●	Describe your Ride-Share Program and clarify how this relates to the online ride- sharing service program/project.

General Response: In response to the Staff’s general comment 3, the Company refers the staff to pages 2, 5, and 30 of the annual report on Form 10-K for fiscal year ended December 31, 2021

Response to (1)&(2): In response to the Staff’s comment 3(1)&(2), the Company refers the staff to pages 5, 6, and 10 of the annual report on Form 10-K for fiscal year ended December 31, 2021.

Response (3): In response to the Staff’s comment 3(3), the Company refers the staff to pages 6 of the annual report on Form 10-K for fiscal year ended December 31, 2021.

Response (4): In response to the Staff’s comment 3(4), the Company refers the staff to pages 4, 30 and 31 of the annual report on Form 10-K for fiscal year ended December 31, 2021.

4.	We note that you identify one of your material suppliers as “Supplier D.” Please disclose the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Response: In response to the Staff’s comment, “Supplier D” refers to Massimo Motor Sports, LLC., please also refer to page 6 and F-19 of the annual report on Form 10-K for fiscal year ended December 31, 2021.

5.	Please outline your commitments and other material terms related to the project of “300,000 government-accredited ride-sharing vehicles within 5 years.” Please update the status of your plans of gradual delivery of 1,000 EVs to the city of Haikou in Hainan province and 2,500 EVs to the city of Shaoxing in Zhejiang province. Please also describe more fully how your changing-battery-model functions and highlight the potential risks, if material.

Response: In response to the Staff’s comment, the Company refers the staff to pages 31 of the annual report on Form 10-K for fiscal year ended December 31, 2021.

6.	We note your relocation from the Jinhua Industrial Park and contract to build up production facilities in Haikou City to an annual production of 100,000 EV products. Please clarify whether you own these production facilities, describe the “EV products” manufactured there, and disclose your current production capacity.

Response: In response to the Staff’s comment, the Company refers the staff to pages 28 and F-21 of the annual report on Form 10-K for fiscal year ended December 31, 2021.

Intellectual Property and Licenses, page 5

7.	Please disclose the duration of your patents and other items specified in Item 101(h)(4)(vii).

Response: In response to the Staff’s comment, the Company refers the staff to pages 7, and F-35 of the annual report on Form 10-K for fiscal year ended December 31, 2021.

Item 1A

Risk Factors, page 7

8.	We note your disclosure that identifies Fengsheng Automotive Technologies (or the Affiliate Company) as your third most important customer and describes the sale of your interest in the Affiliate Company in March 2021. We further note risk factor disclosure that your operating results would be materially negatively affected if your relationship with the Affiliate Company and/or your partner in the Affiliate Company changes negatively. Please revise this disclosure to reflect that Fengsheng Automotive is no longer your affiliate, if true, and describe the material effects of the change in your relationship.

Response: In response to the Staff’s comment, the Company refers the staff to pages 31,36, 38, F-10 and F-32 of the annual report on Form 10-K for fiscal year ended December 31, 2021.

9.	Please consider additional risk factor disclosure related to electric vehicle delivery delays, speed and usage restrictions, availability of charging options, sales in states where you do not have an authorized dealer, and customer ability to obtain warranty and other after- sale service.

Response: In response to the Staff’s comment, we have added the corresponding risk factors in page 17 and 24 of the annual report on Form 10-K for fiscal year ended December 31, 2021.

Item 3

Legal Proceedings, page 19

10.	Please update your description of legal proceedings. For example, please indicate the outcome of your motion to dismiss filed in March 2021 (Note 26, page F-34).

Response: In response to the Staff’s comment, we have made appropriate and corresponding revisions in page F-32 and F-33 of the annual report on Form 10-K for fiscal year ended December 31, 2021.

Note 6 - Summary of Significant Accounting Policies

(f) Accounts Receivable and Due from Affiliate Company and Related Parties, page F-14

11.	We note your disclosure that credit terms with your customers are typically 180 to 360 days after delivery. We also note that as of December 31, 2020 and December 31, 2019, the allowance for doubtful accounts was less than 1% of your gross accounts receivable balance. Please address the following:

●	Tell us how you determined the appropriate allowance amount at December 31, 2020, including your consideration of ASC 310-10-35-7 through 35-11 when establishing your allowance of doubtful accounts.

●	Provide us with and revise to disclose an aging of your accounts receivable as of December 31, 2020 and June 30, 2021, detailing the total amounts outstanding at the balance sheet dates by categories of time, such as over 30 days, over 90 days, over six months, over one year, over two years, etc. For each category, show the amount that has been subsequently collected.

●	Describe to us and revise to disclose the nature and terms of the payment commitment letters you signed with your customers, including whether they are legally enforceable.

●	Revise your disclosures to present, for each period presented, a roll-forward of your allowance for doubtful accounts, returns, and deductions including a related discussion of any other significant items included in the roll-forward.

This comment also applies to your Form 10-Q for the period ended June 30, 2021.

Response: In response to the Staff’s comment, other than the following paragraph, we also have made appropriate and corresponding revisions in page F-13, F-14, and F-20 of the annual report on Form 10-K for fiscal year ended December 31, 2021.

In order to measure expected credit losses of the accounts receivable. the Company’s policy is to adopt aging method by reviewing and analyzing the aging of each customer, especially those with aged balances without any movement, i.e. sales or payment for over a year, and to discuss with the customers to find out their financial conditions and payment plans. On top of the aging analysis, the Company also analyzed the nature and background of the customers and analyzed the probability of recovery of the receivables. For example, the outstanding balance from those entities related to Fengsheng, the Company’s former affiliate whose agreement with the Company was to pay up the outstanding balance once the subsidies from government are received; moreover, Fengsheng’s parent entity, which is related to Geely Auto Group, a leading automobile manufacturer in PRC, is considered more thoroughly on top of aging due to the Company’s understanding of their financial background.

(s) Goodwill, page F-18

12.	We note your disclosure that you evaluate your reporting units on an annual basis and, if necessary, reassign goodwill using a relative fair value allocation approach and performed goodwill impairment testing at the reporting unit level and determined that no impairment was necessary. Please tell us and expand your disclosures to identify the number of reporting units where goodwill is allocated and tested for impairment. Additionally, please indicate whether the fair value substantially exceeds book value for all reporting units given the significant decline in your revenues for the year ended December 31, 2020.

Response: In response to the Staff’s comment, other than the following paragraphs, we have made appropriate and corresponding revisions in page F-17 of the annual report on Form 10-K for fiscal year ended December 31, 2021.

Supported by the government’s endorsement and driven by its focus on environmental protection, new energy is still among one of the most promising industries in both China and US. Although COVID-19 has been impacting the market since the first quarter of 2020, we do not expect a long term decline in the demand from the China market. This is further supported by the rebound in revenue since the second quarter of 2020, and the sales is on increase trend during 2021 continuously.

As for the impact to US market, the impact was short-term during the first quarter of 2020. Similar with China operations, there was a rebound in revenue since the second quarter of 2020 in SC Autosports to show that there was no long-term adverse impact so far, as supported by over $5.0 million, $6.7 million and $5.6 million of revenue of SC Autosports during the second, third and fourth quarter of 2020, respectively, as compared to its revenue of $3.12 million during the first quarter of 2020. The sales in 2021 and 2020 remain stable under SC Autosports with about $20 million of each year, which is even more than the revenue of $18 million in 2019 before the outbreak of COVID-19.

Overall, as of December 31, 2021, there are three reporting units under the goodwill impairment analysis, namely 1) SC Autosports, 2) Kandi Smart Battery Swap (formerly known as “Jinhua An Kao”) and Yongkang Scrou, and 3) Jiangxi Huiyi.

The revenue of SC Autosports during 2021 and 2020 remain stable under SC Autosports with about $20 million of each year, which is even more than the revenue of $18 million in 2019 before the outbreak of COVID-19.

The revenue of Kandi Smart Battery Swap and Yongkang Scrou significantly increased over $ 14.7 million (RMB 95.1 million) during the year ended December 31, 2021, comparing to fiscal year 2020. In addition, the revenue during the year ended December 31, 2021 was even more than the revenue in 2019.

Jiangxi Huiyi was recently acquired in October 2021 with fair value measured on the acquisition date of October 31, 2021 with only two months apart from the end of fiscal year 2021.

Hence, no decline of revenue or other negative financial performance was noted. No goodwill impairment indicator noted as of December 31, 2021 and 2020 as the fair value substantially exceeds book value for all reporting units.

If you have any questions, please do not hesitate to contact the undersigned at hxm@kandigroup.com, or Elizabeth Fei Chen and Yingkai Luo of Pryor Cashman LLP, outside counsels to the Company, at echen@pryorcashman.com (Tel: 212-326-0199) or yluo@pryorcashman.com (Tel: 212-326-0242).

Very truly yours,

By:	/s/ Hu Xiaoming
Name:	Hu Xiaoming
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.
Yingkai Luo, Esq.